                                                                                                                        EXHIBIT 12


                                                                 American Home Products Corporation
                                                         Computation of Ratio of Earnings To Fixed Charges
                                                           (Thousands of dollars, except ratio amounts)


                                     Three Months Ended                                Years Ended December 31,
                                     -------------------  --------------------------------------------------------------------------
Earnings:                             March 31,1999            1998           1997          1996             1995          1994  (1)
                                     -------------------  ---------     ----------    ----------       ----------       -----------
Income from continuing operations
  before federal and foreign taxes         $914,497      $3,585,460     $2,814,707    $2,755,460       $2,438,698       $2,029,760

Add:
Fixed charges                                96,236         376,253        518,661       605,011          705,047          155,187

Minority interests                            4,151           2,177            721        18,084              717          (12,570)

Distributed equity income                         0             920              0             0                0                0

Amortization of capitalized interest            452           1,487          1,057         5,621              768              497

Less:
Equity income/(loss)                          1,506             522         10,840        10,431            8,129           (1,691)

Capitalized interest                          3,960           9,497         12,898             0            7,681            9,792
                                        -----------      -----------    ----------    ----------       ----------       -----------
  Total earnings as defined              $1,009,870       $3,956,278    $3,311,408    $3,373,745       $3,129,420       $2,164,773
                                        ===========      ===========    ==========    ==========       ==========       ===========

Fixed Charges:

Interest and amortization of
  debt expense                              $81,254         $322,970     $461,370       $571,414         $665,021         $116,661

Capitalized interest                          3,960            9,497       12,898              0            7,681            9,792

Interest factor of rental expense (2)        11,022           43,786       44,393         33,597           32,345           28,734
                                        -----------      -----------    ----------    ----------       ----------       -----------
  Total fixed charges as defined            $96,236         $376,253     $518,661       $605,011         $705,047         $155,187
                                        ===========      ===========    ==========    ==========       ==========       ===========

Ratio of earnings to fixed charges             10.5             10.5          6.4            5.6              4.4             13.9



(1) The 1994 results include one month of results of American Cyanamid
    Company which was acquired by American Home Products Corporation effective December 1, 1994. Assuming the acquisition took place
    January 1, 1994, the pro forma ratio of earnings to fixed charges would be 2.9 for the year ended December 31, 1994.

(2) A 1/3 factor was utilized to compute the portion of rental expenses deemed representative of the interest factor.
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